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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42051

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIBERTY CAPITAL INVESTMENT CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 SW FIRST AVENUE, SUITE 150

(No. and Street)

PORTLAND	OREGON	97201-5333
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY F. PURPURA 503-225-9393

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC

(Name – *if individual, state last, first, middle name*)

15405 SW 116TH AVENUE, SUITE 112	KING CITY	OREGON	97224
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 27 2020
Washington DC
416

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, GARY F. PURPURA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIBERTY CAPITAL INVESTMENT CORPORATION, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL STAMP
ANDREA BEVIN CLARK WEBBER
NOTARY PUBLIC-OREGON
COMMISSION NO. 965727
MY COMMISSION EXPIRES AUGUST 24, 2021

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

DUANE LIEBSWAGER, C.P.A., PC [70]

ADDRESS

Number and Street		City		State		Zip Code	
15405 SW 116TH AVENUE, SUITE 112	71	PORTLAND	72	OREGON	73	97224	74

CHECK ONE

- ■ Certified Public Accountant [75]
- ☐ Public Accountant [76]
- ☐ Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

LIBERTY CAPITAL INVESTMENT CORPORATION

Annual Audited Report
December 31, 2019

DUANE LIEBSWAGER, C.P.A., PC
CERTIFIED PUBLIC ACCOUNTANT
15405 SW 116TH AVENUE
SUITE 112
KING CITY, OREGON 97224
503/624-0940

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....3
FINANCIAL STATEMENTS....5
STATEMENT OF FINANCIAL CONDITION....5
STATEMENT OF INCOME....6
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY....7
STATEMENT OF CASH FLOWS....8
NOTES TO FINANCIAL STATEMENTS....9
SCHEDULE 1....14
SCHEDULE 2....15
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM-EXEMPTION REPORT REVIEW....16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors
Liberty Capital Investment Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Capital Investment Corporation as of December 31, 2019, and the related statements of income, changes in stockholders' equity, cash flows for the year then ended, and the related notes to the financial statements. In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Liberty Capital Investment Corporation as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Capital Investment Corporation's management. My responsibility is to express an opinion on Liberty Capital Investment Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and am required to be independent with respect to Liberty Capital Investment Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The supplemental schedule of computation of net capital under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Liberty Capital Investment Corporation's financial statements. The supplemental information is the responsibility of Liberty Capital Investment Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements, or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental schedule of computation of net capital under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Duane Liebswager CPA P.C.

Duane Liebswager C.P.A., PC
Certified Public Accountant

I have served as Liberty Capital Investment Corporation's auditor since 2009

Portland, Oregon

February 21, 2020

FINANCIAL STATEMENTS

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

	2019
ASSETS	
Cash and cash equivalents	$101,004
Receivables from broker dealers	0
Receivables – Other	10,249
Inventory positions at clearing Corporation	334,533
Deposits with clearing organizations	25,306
Furniture, equipment at cost – net of accumulated depreciation of $22,115	4,575
Prepaid expenses	20,514
TOTAL ASSETS	$496,181
LIABILITIES AND STOCKHOLDERS' EQUITY	
LIABILITIES	
Accounts payable and accrued liabilities	$79,913
Deferred income taxes	14,000
TOTAL LIABILITIES	93,913
STOCKHOLDERS' EQUITY	
Common stock, no par value 7,300 shares issued	16,564
Additional paid-in capital	10,116
Retained earnings	375,588
Total stockholders' equity	402,268
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$496,181

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF INCOME

For the Year Ended December 31, 2019

	2019
REVENUE	
Commissions	$184,331
Sale of investment company shares	282,955
Dividends and interest	9,884
Fee income	361,644
Other	49,144
Unrealized gains (losses) on securities	31,002
Total revenue	918,960
EXPENSES	
Employee compensation and taxes	656,193
Commissions and floor brokerage	58,532
Regulatory fees and assessments	5,260
Communications	7,065
Occupancy and equipment rents	54,743
Professional fees	25,447
Other expenses	52,909
Depreciation	1,062
Total expenses	856,974
NET INCOME BEFORE INCOME TAXES	61,986
INCOME TAXES	(15,555)
NET INCOME	$42,194

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2019

Common Stock	Shares	Amount	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2018	7,300	$16,564	$10,116	$333,394	$360,074
Net Income for the year				42,194	42,194
Balance at December 31, 2019	7,300	$16,564	$10,116	$375,588	$402,268

See accompanying notes and accountant's audit report.

LIBERTY CAPITAL INVESTMENT CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2019

Increase (Decrease) in Cash and Cash Equivalents	**2019**
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$42,194
Depreciation and Amortization	1,062
Unrealized/Realized Gains	(31,013)
Change in Securities Account	(9,865)
Change in Deferred Taxes	8,305
Change in Receivables	(1,421)
Change in Prepaid Expenses	(2,182)
Change in Accounts Payable and Accrued Liabilities	286
Net cash provided by operating activities	7,366
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(950)
Net cash used by investing activities	(950)
CASH FLOWS FROM FINANCING ACTIVITIES	
Repurchase of company stock	0
Net cash used in financing activities	0
Net increase in cash and cash equivalents	6,416
Cash and cash equivalents at beginning of year	94,588
Cash and cash equivalents at end of year	$101,004

Amounts paid for Federal and State Taxes: $11,280

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.
See accompanying notes and accountant's audit report.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Date of Management's Review – Management has evaluated subsequent events through February 21, 2020, the date of which the financial statements were available to be issued.

General

Liberty Capital Investment Corporation was incorporated on October 1, 1989, in Oregon. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA), Municipal Securities Rulemaking Board (MSRB) and Securities Insurance Protection Corporation (SIPC).

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade data basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Investments

Marketable securities are valued at fair value. The resulting difference between cost and fair value is included in income.

Fixed Assets

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Use of Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that management makes estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the

financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Accounts receivable from brokers, dealers and clearing organizations result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C – INVENTORY POSITION AT CLEARING CORPORATION

Marketable securities owned at December 31, 2019, consist of investment securities at quoted market values.

Readily marketable (allowable):	Market Value	Cost	Unrealized
Corporate stocks and bonds	$237,535	$193,850	$43,685
CD's	75,252	75,000	252
Mutual Funds	5,352	5,156	196
	$318,139	$274,006	$44,133

Fair Value Measurement at Reporting Date Using:

Description	2019	Quoted Price in Active Markets For Identical Assets Level 1
Available-for-sale securities	$334,533	$334,533
Total	$334,533	$334,533

NOTE D – FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2019, fixed assets consist of:

Furniture and fixtures	$25,160
Leasehold improvements	1,530
Less accumulated depreciation	(22,115)
	$4,575

Depreciation expense was $1,062 for the year ended December 31, 2019.

financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B – RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Accounts receivable from brokers, dealers and clearing organizations result from the Company's normal trading activities. The Company considers all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

NOTE C – INVENTORY POSITION AT CLEARING CORPORATION

Marketable securities owned at December 31, 2019, consist of investment securities at quoted market values.

Readily marketable (allowable):	Market Value	Cost	Unrealized
Corporate stocks and bonds	$237,535	$193,850	$43,685
CD's	75,252	75,000	252
Mutual Funds	5,352	5,156	196
	$318,139	$274,006	$44,133

Fair Value Measurement at Reporting Date Using:

Description	2019	Quoted Price in Active Markets For Identical Assets Level 1
Available-for-sale securities	$334,533	$334,533
Total	$334,533	$334,533

NOTE D – FIXED ASSETS

Fixed assets include property and equipment. Useful lives of equipment range from 5 to 10 years. At December 31, 2019, fixed assets consist of:

Furniture and fixtures	$25,160
Leasehold improvements	1,530
Less accumulated depreciation	(22,115)
	$4,575

Depreciation expense was $1,062 for the year ended December 31, 2019.

NOTE E – CAPITAL STOCK

Capital stock at December 31, 2019 consists of:

20,000 shares of no par value common stock authorized, 7,300 issued and outstanding	$16,564

NOTE F – INCOME TAXES

The Company is no longer subject to federal or state examinations by taxing authorities for years before 2016, generally for three years after they were filed.

	Deferred	Current	Total
Federal	$5,991	$5,400	$11,391
State	2,314	1,850	4,164
Total Provision	$8,305	$7,250	$15,555

Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities and differences in depreciation methods for book and tax, are recognized in different years for financial and tax reporting purposes.

NOTE G – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $329,130, which was $322,869 in excess of its required net capital of $6,261. The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

NOTE H – RETIREMENT PLAN

The Company maintains a Savings Incentive Match Plan for Employees (SIMPLE-IRA) in which all employees receiving at least $5,000 during any prior year are eligible to participate. Employees can elect to defer up to $10,500 ($13,000 if age 50 or older). The Company must match dollar-for-dollar the employee elective deferrals up to 3% of wages or contribute 2% of wages up to $4,500 for all employees. The contribution made for the year ended December 31, 2019, was $11,477.

NOTE I – STOCKHOLDERS' AGREEMENT

The stockholders of the Company have an agreement stipulating, among other things, the terms under which the Company's stock can be sold or transferred. The agreement provides that a stockholder intending to dispose of an interest in the Company must first offer his stock to the other stockholders at a price determined in accordance with the agreement. Any shares not purchased by the remaining stockholders will be purchased by the Company. The agreement also provides that the other stockholders may redeem the shares owned by a stockholder upon death or disability.

NOTE J – LEASE COMMITMENTS

The Company entered into a lease agreement effective July 1, 2006, for lease of office space and parking. Parking is at the current market rate, which is currently $225 per parking space. The agreement was extended through December 2021, with monthly rent at $4,250.

The future lease commitments are summarized as follows:

2020	$51,000
2021	51,000
	$102,000

Total rent expense including parking for 2019 was $60,352.

NOTE K – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2019, the Company's uninsured cash balance was $0.00.

NOTE L – COMMITMENTS AND CONTINGENT LIABILITIES

The Company does not have any commitments or contingent liabilities other than those stated in these financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL

For Year Ended December 31, 2019

	2019
Stockholders' equity from statement of financial condition	$402,268
Deduct equity not allowable for net capital	0
Stockholders' equity qualified for net capital	402,268
Deductions and/or charges	
Non-allowable assets:	
Furniture and equipment	(4,575)
Prepaid expenses	(20,514)
Net capital before haircuts	377,179
Haircut on other securities	(48,049)
Net Capital	$329,130
Computation of net capital requirement	
Minimum net capital required	$6,261
Minimum dollar net capital requirement	$5,000
Excess net capital	$322,869
Aggregate Indebtedness	
Items included from statement of financial condition:	
Account payable and accrued liabilities	$93,913
Total aggregate indebtedness	$93,913
Ratio: Aggregate indebtedness to net capital	0.29 to 1

LIBERTY CAPITAL INVESTMENT CORPORATION

SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 17a-5

For Year Ended December 31, 2019

	2019
NET CAPITAL	
Net capital as of December 31, per unaudited report filed by respondent	$336,261
Adjustments	
Effect on net income for adjustments	
(Increase) Decrease in aggregate indebtedness	(7,130)
Rounding	1
Net capital at December 31, as adjusted	$329,130
AGGREGATED INDEBTEDNESS	
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$86,783
Rounding	0
Increase (Decrease) in aggregate indebtedness	7,130
Total aggregate indebtedness as of December 31, as adjusted	$93,913

Duane Liebswager CPA, PC
Certified Public Accountant

15405 SW 116th Avenue, Suite 112
King City, OR 97224
Duane G. Liebswager

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of Directors and Shareholders

of Liberty Capital Investment Corporation

I have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Liberty Capital Investment Corporation identified the following provisions of 17 C.F.R. 15c3-3(k) under which Liberty Capital Investment Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(2)(ii) (exemption provisions) and (2) Liberty Capital Investment Corporation stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Liberty Capital Investment Corporation's management is responsible for compliance with the exemption provisions and it's statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about Liberty Capital Investment Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Paragraph (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Portland, Oregon

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC

February 21, 2020

2019 Exemption Report

SEC Rule 15c3-3

Liberty Capital Investment Corporation, during calendar year 2019, claimed an exemption to SEC Rule 15c3-3. Liberty Capital Investment Corporation met the following criteria, without exception, for the calendar year 2019 under section (k)(2)(ii) of the Rule:

> Liberty Capital Investment Corporation is not a carrying firm. Liberty Capital carries no margin accounts, promptly transmits all customer funds, does not receive or handle customer securities, does not otherwise hold funds or securities for, or owe money to, customers and effectuates all financial transactions between the broker/dealer and its customers through Hilltop Securities Corporation.

The Internal Control over the compliance of the broker dealer was effective during the entire fiscal year 2019 and was effective at the end of fiscal year 2019.

The broker dealer was in compliance with 17 C.F.R. 240.15c3-1 (the net cap rule) and 240.15c3-3(e) (the reserve requirement rule) as of the end of fiscal year 2019.

The information used by the broker dealer to state whether it was in compliance with the net cap rule and the reserve requirements rule was derived from the books and records of the broker dealer.

I certify that the above statement is true and accurate to the best of my knowledge.

Gary F. Purpura

President / Principal